

March 30, 2011

Masahito Yamamura
Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation
1006, Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan

> **Re:** **Panasonic Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed June 30, 2010**
> **File No. 1-06784**
> **Response Letters Dated February 28, 2011 and March 22, 2011**

Dear Mr. Yamamura:

We refer you to our comment letters dated January 19, 2011 and March 8, 2011 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance